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                              June 8, 2020

       John McMahon
       Chief Executive Officer
       Audition Showdown, Inc.
       40 King Street West, Suite 1700
       Toronto, Ontario, Canada, M5H 3Y2

                                                        Re: Audition Showdown,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 12, 2020
                                                            File No. 024-11213

       Dear Mr. McMahon:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page, page 1

   1. We note that the presentation slides available on your website indicate that the offering is to last no more than 12
months and that the minimum investment amount is $250.
                                                        However, in this
filing, you state that the offering may not terminate until three years from effectiveness and it is
unclear there is a minimum investment amount. Please clarify and revise.
   2.                                                   Your disclosure
indicates that the voting control is in the hands of a few large shareholders but we
note that all 18,000,000 shares of Multiple Voting Shares are controlled by your
Chief Executive Officer, John McMahon. Please clarify that Mr.
                                                        McMahon will continue
to hold voting control. Specify the percentage of voting power that he currently holds
and may hold if the maximum number of shares in this offering is sold.
 John McMahon
FirstName LastNameJohn McMahon
Audition Showdown, Inc.
Comapany NameAudition Showdown, Inc.
June 8, 2020
Page 2
June 8, 2020 Page 2
FirstName LastName
Plan of Operations, page 16

3. Please disclose the significant terms of your agreement with Jonah Group, including their scope of work, compensation, licensing arrangements, and royalties (if any). Refer to
         Item 7(a)(2) of the Form 1-A. Also, please file the agreement as an exhibit to the offering statement or advise as to the basis for not filing it. Refer to Item 17 of Form 1-A.
4. Please revise to clarify to what extent you will be able to proceed with your business plan if you are unable to raise the $2,000,000 you need to develop a minimum viable product with Jonah Group.
Directors, Executive Officers and Significant Employees, page 17

5. We note that the presentation slides on your website list Brian Boigon as a co-founder of the company. The offering circular discloses that Mr. Boigon is currently a shareholder of the company but it is unclear whether he is still employed by the company. Please clarify and revise accordingly.
Compensation of Directors and Executive Officers, page 18

6. Please disclose the factors for determining the 2020 performance bonus that may be earned by your executive officers. Refer to Item 11(d) of Form 1-A. In addition, explain whether any portion of the proceeds from the offering will be used for executive compensation.
Independent Auditor's Report, page F-3

7. Please ask your auditor to revise their report to opine on compliance with International
         Financial Reporting Standards as issued by the International Accounting Standards Board.
Statement of Loss and Comprehensive Loss
For the Period from September 30, 2019 to December 31, 2019, page F-5

8. We note your presentation of loss per common share based on the weighted average number of common shares outstanding. However, we further note on page F-13 that none of the shares issued have been fully or partially paid as of December 31, 2019.
         Accordingly, they may not be included in the calculation of weighted average number of shares outstanding for the purpose of presenting loss per share (absent participation of those shares in dividends for which there were none during the period presented). Refer to IAS 33.A15. Please revise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 John McMahon
Audition Showdown, Inc.
June 8, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn McMahon
                                                           Division of
Corporation Finance
Comapany NameAudition Showdown, Inc.
                                                           Office of Technology
June 8, 2020 Page 3
cc:       Jeanne Campanelli
FirstName LastName